Exhibit 99.1

Contacts:	LHA Kim Sutton Golodetz 212-838-3777 Kgolodetz@lhai.com Bruce Voss, 310-691-7100 Bvoss@lhai.com	PhotoMedex, Inc. Dennis McGrath, Chief Financial Officer 215-619-3287 info@photomedex.com
@LHA_IR_PR

DRAFT #7 (DM edits)

FEBRUARY 21, 2016 5:36pm

PHOTOMEDEX TO SELL CONSUMER AND PROFESSIONAL BUSINESSES

TO ds hEALTHCARE group

•	Total consideration of approximately $48 million over three years includes convertible preferred stock, common stock and a note
•	Transaction represents an excellent strategic fit, complementary product expertise, economies of scale, international reach and opportunities for margin expansion

HORSHAM, Pa. (February 22, 2016) – PhotoMedex, Inc. (NasdaqGS and TASE: PHMD) announces it has entered into a definitive agreement to sell its consumer products and professional products businesses to DS Healthcare Group (Nasdaq: DSKX), a Pompano, Florida-based developer of topical pharmaceutical and personal care products, for total consideration of approximately $48 million in a combination of convertible preferred stock, common stock and a note.

This proposed transaction, which is structured in two reverse triangular mergers, is subject to customary closing conditions, including PhotoMedex and DS Healthcare Group shareholders approvals and regulatory approvals. The boards of directors of both PhotoMedex and DS Healthcare Group have voted unanimously in favor of the transaction, which is expected to close in the second quarter of 2016. Upon consummation of the transaction and assuming conversion of convertible preferred securities and exercise of existing warrants deemed by the parties to be equivalent in the transaction to issued common stock, it is expected that there will be approximately 43.3 million DS Healthcare Group common shares outstanding. After conversion of the deemed PhotoMedex common stock equivalents, PhotoMedex shareholders will own approximately 43% of the company and DS Healthcare shareholders will own approximately 57%, each on an “as converted” basis.

Commenting on the proposed transaction, Dr. Dolev Rafaeli, chief executive officer of PhotoMedex, said, “This agreement presents our shareholders with an opportunity to receive significant value for our operating assets, both immediately and over the coming three years. In particular Radiancy’s home-use medical and personal care devices franchise and its unique marketing platform will gain an additional arsenal of complementary products for distribution alongside our portfolio of consumer brands. Also, our Neova® professional skin care line will move seamlessly into DS Healthcare’s direct salesforce in Mexico, Spain and Colombia and distributors in Canada, Portugal, Italy, South Africa, China, and Brazil Our proprietary consumer marketing engine will be used to increase the sales growth of DS Healthcare Group’s disruptive products through DTC channels and a direct-marketing platform. The structure of this agreement permits our shareholders to participate in the growth anticipated by DS Healthcare in the near future while the talented PhotoMedex staff is expected to transition to the new owners. PhotoMedex intends to distribute the proceeds from this agreement, net of certain professional fees, severance, income taxes and other costs, to its shareholders in an orderly fashion over the next three years.”

“We are very excited to add these innovative devices that have absolutely no equivalent market competitor and a range of proprietary technologies to our growing portfolio of products. PhotoMedex has remarkable expertise in the development of personal medical devices and has many additional products in the pipeline, some of which have already received FDA clearance. In addition, the Neova® professional skin care line adds valuable access to a global network of physicians. Through this transaction we will expand our professional aesthetic and therapeutic skin care portfolio in anti-aging skin care and specialty skin care products used post-hair transplantation, and add to our portfolio of at-home products for hair removal, acne treatment and back pain relief,” commented Daniel Khesin, chairman and founder of DS Healthcare Group. “Through this transaction we will have a truly global footprint and a massive marketing structure to unlock extraordinary synergies and opportunities for our shareholders.”

“DS Healthcare is uniquely positioned to immediately take advantage of Radiancy assets to extract substantial value for all shareholders,” stated Renee Barch-Niles, chief executive officer of DS Healthcare. “Our combined product development expertise, distribution relationships and industry-leading management team will allow us to scale this business to unlock tremendous appreciation to the company’s combined value.”

Transaction Terms

Under the terms of the agreement, DS Healthcare will issue $20 million convertible Series A preferred stock and a note in the amount of $4.5 million in consideration of the Radiancy consumer products business. In addition, in consideration of the PhotoMedex technology business, in which Neova is a part, DS Healthcare will issue 8.75 million common shares, of which 6.0 million will be considered “make whole” shares such that the total value of the 6.0 million shares of common stock must have a value of $20 million on the third anniversary of the closing or additional shares will be issued. More information will be contained in a Form 8-K to be filed today and available at www.sec.gov and in a proxy statement to be issued to PhotoMedex shareholders and filed at www.sec.gov.

In addition, the composition of the DS Healthcare Group board of directors will change, and will include three directors from PhotoMedex, three directors from DS Healthcare and one independent director. Dolev Rafaeli, chief executive officer of PhotoMedex, Dennis McGrath, president and chief financial officer of PhotoMedex, and a third independent director from PhotoMedex’s current board of directors, will join the DS Healthcare Group’s board of directors upon closing of the transaction. The additional board members will include Michael Pope, managing director of Vert Capital and president of BOXLIGHT Corporation, Daniel Khesin, chairman of the board and founder of DS Healthcare, and Renee Barch-Niles, chief executive officer of DS Healthcare. The parties will mutually agree upon a seventh and independent director.

PhotoMedex intends to seek the customary six-month extension to comply with the Nasdaq minimum bid price requirement, which is accompanied by moving the listing of PhotoMedex common stock from the Nasdaq Global Market to the Nasdaq Capital Market.

Canaccord Genuity Inc. served as financial advisor to PhotoMedex on this transaction and Stevens and Lee served as legal counsel. Maxim Group LLC served as financial advisor and CKR Law served as legal counsel to DS Healthcare Group on this transaction.

Stockholder Approval

In connection with the transaction, each of DS Healthcare and PhotoMedex will file with the SEC a proxy statement to be sent to their respective stockholders seeking the approval from DS Healthcare’s stockholders of the issuance of shares to PhotoMedex in connection with the mergers and from PhotoMedex’s stockholders of, among other things, the sale of substantially all of its assets pursuant to the mergers.  The consummation of the mergers are subject to, among other things, the review of the proxy statements by the SEC, the approvals by DS Healthcare stockholders and PhotoMedex stockholders, and other customary closing conditions.

The boards of directors of PhotoMedex and DS Healthcare have approved the transaction. Holders of approximately 24% of the common stock of DS Healthcare and approximately 17% of the common stock of PhotoMedex have agreed to vote their shares in favor of the merger, which is currently expected to close in the second quarter of 2016.

About DS Healthcare Group

DS Healthcare Group, Inc. is a leader in the development of biotechnology for topical therapies. It markets through online channels, specialty retailers, distributors, pharmacies, and salons. Its research has led to a highly innovative portfolio of personal care products and additional innovations in pharmaceutical projects. For more information on DS Healthcare Group, visit www.dshealthgroup.com.

About PhotoMedex

PhotoMedex is a global skin health company providing aesthetic solutions to dermatologists, professional aestheticians and consumers. The company provides proprietary products and services that address skin diseases and conditions including acne and photo damage. Its long-held experience in the physician market provides the platform to expand its skin health solutions to spa markets, as well as traditional retail, online and direct to consumer outlets for home-use products. PhotoMedex sells home-use devices under the no!no! brand for various indications including hair removal, acne treatment and skin rejuvenation. The company also offers a professional product line for acne clearance, skin tightening, psoriasis care and hair removal sold to physician clinics and spas.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations of PhotoMedex and are subject to uncertainty and changes in circumstances. These forward-looking statements include, among others, statements regarding the expected benefits of a potential combination of PhotoMedex and DS Healthcare, including the expected effect of the Mergers on PhotoMedex’s and DS Healthcare’s financial results and profile (e.g., earnings per share and synergies); the anticipated benefits of geographic diversity that would result from the Mergers and the expected results of PhotoMedex’s and DS Healthcare’s product portfolios; expectations about future business plans, prospective performance and opportunities; required regulatory approvals and the expected timing of the completion of the transaction. These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “believe,” “estimate,” “potential,” “should”, “will” or similar words intended to identify information that is not historical in nature. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. There is no assurance that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include (a) the timing to consummate a potential transaction between PhotoMedex and DS Healthcare; (b) the ability and timing to obtain required regulatory approvals and satisfy or waive other closing conditions; (c) the possibility that the Mergers do not close when expected or at all; or that the companies may be required to modify aspects of the Mergers to achieve regulatory approval; (d) the ability of DS Healthcare to promptly and effectively integrate the respective businesses of Radiancy and Photomedex Technology; (e) the requirement to satisfy closing conditions to the Mergers as set forth in the Merger Agreements; (f) the outcome of any legal proceedings that may be instituted in connection with the transaction; (g) the ability to retain certain key employees of Radiancy or Photomedex Technology; (h) that there may be a material adverse change affecting PhotoMedex or DS Healthcare, or the respective businesses of PhotoMedex or DS Healthcare may suffer as a result of uncertainty surrounding the transaction; and (i) the risk factors disclosed in PhotoMedex’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K, which PhotoMedex filed on March 16, 2015. Forward-looking statements reflect PhotoMedex’s management’s analysis as of the date of this release, even if subsequently made available PhotoMedex on its website or otherwise. PhotoMedex does not undertake to revise these statements, whether written or oral, that may be made from time to time to reflect subsequent developments, except as required under the federal securities laws. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information

In connection with the proposed transactions, PhotoMedex will file a proxy statement with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by PhotoMedex at the SEC’s website at www.sec.gov. The proxy statement and such other documents may also be obtained for free from PhotoMedex by directing such request to PhotoMedex at 100 Lakeside Drive, Suite 100, Horsham, Pennsylvania 19044, Attention: Corporate Secretary, or by telephone at (215) 619-3600.

PhotoMedex and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed transactions. Certain executive officers and directors of PhotoMedex have interests in the transaction that may differ from the interests of stockholders generally. Information about PHMD’s directors and executive officers is available in PHMD’s definitive proxy statement, dated September 25, 2015, for its 2015 annual meeting of stockholders. These interests will be described in the proxy statement when it becomes available.

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